SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 000-21742

Acergy S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated November 9, 2010, whereby Acergy S.A. (the “Company”) announced that at the Combination Extraordinary General Meeting of Shareholders (“the Meeting”) held on November 9, 2010, resolution 1 to approve the Combination of the Company with Subsea 7 Inc., to increase the authorised share capital of the Company and to amend the Company’s Articles of Incorporation, with effect from Completion, including changing the name of the Company to “Subsea 7 S.A.”, was approved by over 99% of the votes cast.

Resolution 2, relating to the appointment of the new Board of the Combined Group, was also approved. At this Meeting the eight named candidates for appointment as Directors, namely Mr Kristian Siem, Sir Peter Mason KBE, Mr Jean Cahuzac, Mr Mel Fitzgerald, Mr Dod Fraser, Mr Arild Schultz, Mr Allen L Stevens and Mr Trond Westlie, were appointed as Directors of the Company as from Completion.

The ninth Director was not identified at or prior to the Meeting and the appointment of this Director could not be considered at this Meeting. A further meeting to elect the ninth director will be called when a candidate has been agreed by the respective Chairman of the Board of Directors of the Company and Subsea 7 Inc. which is expected to be shortly.

We continue to anticipate that Completion will occur in January 2011 subject to: shareholders of the Company approving the appointment of the ninth director, the approval of the Combination and certain related resolutions by the shareholders of Subsea 7, and other customary completion conditions.

The text of the minutes of the Meeting detailing the resolutions proposed and the result of the poll on resolutions is attached to Exhibit 99.1 hereto.  Pursuant to Luxembourg law, the actual minutes are drawn up in the form of a notarial deed which will be available at a later stage. In case of inconsistency, the notarial deed will prevail.

Attached herewith as Exhibit 99.2 is a press release, dated November 9, 2010, whereby the Company announced that following the approval of resolution 1 to approve the Combination of the Company with Subsea 7 Inc., to increase the authorised share capital of the Company and to amend the Company’s Articles of Incorporation, including changing the name of the Company to “Subsea 7 S.A.” at the Meeting held today, the Authorised share capital of the Company increased to $900,000,000 to be represented by 450,000,000 Common Shares, par value of $2 per share with immediate effect. All other changes will be conditional on Completion, as defined in the prospectus dated September 21, 2010.

As at November 9, 2010, the issued share capital of the Company remained unchanged; consisting of 194,953,972 listed shares of nominal value, each with voting rights so that the total number of voting rights is 194,953,972.

The above issued share capital figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the Company.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press releases shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press releases furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected timing and proposed agenda items for a further meeting, the expected date of agreement and the publication of the identity of the ninth director, the anticipated date of completion, the expected availability of the formal minutes of the Meeting and other changes that will arise following the approval of resolution 1 and that these changes will be conditional on Completion, as defined in the prospectus dated September 21, 2010.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 Inc. or Acergy S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.
Date: November 9, 2010	By:	/s/ Simon Crowe
Name: Simon Crowe
Title: Chief Financial Officer

EXHIBIT INDEX
99.1	Press Release dated November 9, 2010 Announcing Results of the Extraordinary General Meeting
99.2	Press Release dated November 9, 2010 Announcing Authorized Share Capital Increase